PHILIP K. HOLL

SENIOR VICE PRESIDENT

ASSOCIATE GENERAL COUNSEL

July 11, 2011

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	TCW FUNDS, INC., FILE NO. 333-175155
FORM N-14 PRE EFFECTIVE Amendment No. 1

Dear Sir or Madam:

Included herewith for filing on behalf of TCW Funds, Inc. (the “Company”), is Pre-effective Amendment No. 1 to the Form N-14 relating to the proposed reorganization of TCW Large Cap Growth Fund into the TCW Select Equities Fund. The pre-effective amendment is marked to show changes.

Please contact me at (213) 244-0290 with any comments or questions concerning this Amendment. I will be out of the office from July 18, 2011 until July 25, 2011. During this period please refer comments to either Douglas Dick, Esq. of Dechert LLP at (202) 261-3305 or Joseph P. Kelly, Esq. of Dechert LLP at (9494) 442-6027.

Very truly yours,

/s/ Philip K. Holl
Philip K. Holl
Secretary